UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

B. RILEY FINANCIAL, INC.
(Exact name of registrant as specified in its charter)

Delaware	27-0223495
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

21860 Burbank Boulevard, Suite 300 South Woodland Hills, California	91367
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, $0.0001 par value per share	The NASDAQ Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box. ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates: Not applicable

Securities to be registered pursuant to Section 12(g) of the Act: None

EXPLANATORY NOTE

This Registration Statement on Form 8-A is being filed by B. Riley Financial, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “Commission”) in connection with the registration of the Company’s common stock, par value $0.0001 per share, under Section 12(b) of the Securities Exchange Act of 1934, as amended, and the transfer of the listing of the Company’s common stock from the OTC Bulletin Board to The NASDAQ Stock Market LLC.

Item 1.       Description of Registrant’s Securities to be Registered.

The following describes the material terms of the capital stock of the Company. The following description does not purport to be complete and is subject to, and qualified in its entirety by reference to, the Delaware General Corporation Law and other applicable law, the Company’s Certificate of Incorporation, as amended (the “Certificate of Incorporation”), which is incorporated by reference and filed as Exhibits 3.1, 3.2, 3.3 and 3.4 to the Company’s Quarterly Report on Form 10-Q filed with the Commission on November 6, 2014, and the Company’s Amended and Restated Bylaws (the “Bylaws”), which are incorporated by reference and filed as Exhibit 3.6 to the Company’s Quarterly Report on Form 10-Q filed with the Commission on November 6, 2014. All of the Company’s stockholders are urged to read the Certificate of Incorporation and the Bylaws carefully and in their entirety.

Authorized Capital Stock; Issued and Outstanding Capital Stock

Pursuant to the Certificate of Incorporation, the Company’s authorized capital stock consists of 135,000,000 shares of common stock, par value $0.0001 per share, and 10,000,000 shares of preferred stock, par value $0.0001 per share. The Company’s Board of Directors has approved, subject to stockholder approval, the amendment and restatement of the Certificate of Incorporation, which would in part, if approved, reduce the number of authorized shares of common stock of the Company to 40,000,000 shares and the number of authorized shares of preferred stock of the Company to 1,000,000 shares (the “Proposed Amended and Restated Charter”). As of July 6, 2015, there were 16,305,236 shares of the Company’s common stock and no shares of the Company’s preferred stock issued and outstanding.

Common Stock

All of the securities being registered hereby are shares of the Company’s common stock.

Except as otherwise provided by law, the holders of the Company’s common stock are entitled to one vote per share on all matters submitted to vote of the Company’s stockholders, including the election of directors. Holders of the Company’s common stock are not entitled to cumulate their votes for the election of directors. Except as otherwise required by law, or as otherwise fixed by resolution or resolutions of the Company’s Board of Directors with respect to one or more series of the Company’s preferred stock, the entire voting power and all voting rights is vested exclusively in the Company’s common stock. The Bylaws provide that at each meeting of stockholders at which a quorum is present, all corporate actions to be taken by vote of the stockholders (other than the election of directors) shall be authorized by the affirmative vote of the holders of a majority in voting power of the stock present in person or represented by proxy and entitled to vote on the subject matter, and where a separate vote by class or series is required, if a quorum of such class or series is present, such act shall be authorized by the affirmative vote of the holders of a majority in voting power of the stock of such class or series present in person or represented by proxy and entitled to vote on the subject matter. At all meetings of stockholders for the election of directors at which a quorum is present, a plurality of the votes cast shall be sufficient to elect each such director standing for election.

On October 7, 2014, the Company filed a Certificate of Amendment to the Certificate of Incorporation (the “Charter Amendment”) which phases out the present three-year, staggered terms of the Company’s directors and instead provides for the annual election of directors. As a result of the Charter Amendment, each director elected after the Charter Amendment became effective will be elected to a one-year term of office expiring at the next annual meeting of stockholders. Directors who have been elected to three-year terms prior to the effectiveness of the Charter Amendment, including directors elected at the Company’s 2014 Annual Meeting of Stockholders, will complete those three-year terms, and thereafter will be eligible for annual re-election after completion of their current terms.

Subject to preferences that may apply to any then outstanding shares of preferred stock, the holders of outstanding shares of our common stock are entitled to receive dividends out of assets legally available for distribution at the times and in the amounts, if any, that our Board of Directors may determine from time to time. Upon liquidation, dissolution or winding up of the Company, the holders of the Company’s common stock will be entitled to receive pro rata all assets remaining for distribution to stockholders after the payment of all of the Company’s liabilities and of all preferential amounts to which any series of the Company’s preferred stock may be entitled.

Holders of the Company’s common stock have no preemptive or subscription rights, and have no rights to convert their common stock into any other securities. The Company’s common stock are not subject to call or redemption and there are no sinking fund provisions applicable thereto.

Shares of the Company’s common stock are not subject to restrictions on alienability other than those imposed by applicable securities laws and any agreements between the holder thereof and the Company.

The Company’s common stock has been approved for listing on The NASDAQ Stock Market LLC’s NASDAQ Capital Market tier, under the symbol “RILY”.

Preferred Stock

The Certificate of Incorporation provides that the Company’s Board of Directors will be authorized to issue from time to time, without further stockholder approval, up to 10,000,000 shares of preferred stock (subject to the potential reduction pursuant to the Proposed Amended and Restated Charter as described above) in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each series, including the dividend rights, dividend rates, conversion rights, voting rights, rights of redemption, including sinking fund provisions, redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of any series. Such shares of preferred stock could have preferences over the Company’s common stock with respect to dividends and liquidation rights. The Company may issue additional preferred stock in ways which may delay, defer or prevent a change of control of the Company without further action by the Company’s stockholders. Such shares of preferred stock may be issued with voting rights that may adversely affect the voting power of the holders of the Company’s common stock by increasing the number of outstanding shares having voting rights, and by the creation of class or series voting rights.

Anti-Takeover Provisions

Interested Stockholder Transactions

The Company is subject to Section 203 of the General Corporation Law of the State of Delaware, which prohibits a Delaware corporation from engaging in any “business combination” with any “interested stockholder” for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested holder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding, for purposes of determining the number of shares outstanding, those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines “business combination” to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines “interested stockholder” as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation or any entity or person affiliated with or controlling or controlled by such entity or person.

Certificate of Incorporation and Bylaws

Provisions in our Certificate of Incorporation and Bylaws may have the effect of discouraging certain transactions that may result in a change in control of the Company. Some of these provisions provide that stockholders cannot act by written consent and impose advance notice requirements and procedures with respect to stockholder proposals and the nomination of candidates for election as directors. Our Certificate of Incorporation allows us to issue shares of preferred stock (see “Blank Check Preferred Stock”) or common stock without any action by stockholders. Our directors and our officers are indemnified by us to the fullest extent permitted by applicable law pursuant to our Certificate of Incorporation and Bylaws. Our Board of Directors is expressly authorized to make, alter or repeal our Bylaws. These provisions may make it more difficult for stockholders to take specific corporate actions and may make it more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise. Further, as described above, the Certificate of Incorporation and Bylaws historically provided that the Company’s Board of Directors was classified into three classes of directors, with each class elected at a separate election. While such classified structure is currently being phased out as a result of the Charter Amendment (and a corresponding amendment to the Company’s Bylaws), the existence of a staggered board prior to the completion of such phase-out could delay or prevent a potential acquirer from obtaining majority control of the Company’s Board of Directors, and thus defer potential acquisitions.

Blank Check Preferred Stock

As further described above, our Certificate of Incorporation authorizes our Board of Directors to approve the issuance of up to 10,000,000 shares of preferred stock (subject to the potential reduction pursuant to the Proposed Amended and Restated Charter as described above), without further approval of the stockholders, and to determine the rights and preferences of any series of preferred stock. Our Board of Directors could issue one or more series of preferred stock with voting, conversion, dividend, liquidation or other rights that would adversely affect the voting power and ownership interest of holders of our common stock. This authority may have the effect of deterring hostile takeovers, delaying or preventing a change in control and discouraging bids for our common stock at a premium over the market price.

Item 2.       Exhibits.

Pursuant to the Instructions as to Exhibits with respect to Form 8-A, no exhibits are required to be filed herewith because no other securities of the Company are registered on The NASDAQ Stock Market LLC and the securities registered hereby are not being registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

July 15, 2015	B. RILEY FINANCIAL, INC.

	By:	/s/ Phillip J. Ahn
Name: Phillip J. Ahn
Title: Chief Financial Officer and
Chief Operating Officer